FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of February 2003

Royal Dutch Petroleum Company

Translation of registrant's name into English

30, Carel van Bylandtlaan, The Hague, The Netherlands

(Address of principal executive offices)

N.V. Koninklijke Nederlandsche Petroleum Maatschappij Royal Dutch Petroleum Company

Press release

The Supervisory Board and the Board of Management of N.V. Koninklijke Nederlandsche Petroleum Maatschappij (Royal Dutch Petroleum Company) announce that Mr J. Timmer will be retiring from his position as a member of the Supervisory Board with effect from June 30, 2003 as he will have reached the age limit for membership of the Board. Mr Timmer has been a member of the Supervisory Board since July 1, 1996.

The Supervisory Board and the Board of Management will propose to the General Meeting of Shareholders to be held on April 23, 2003 that Mr W. Kok be appointed as a member of the Supervisory Board with effect from 1 July 2003.

Mr Kok was born in 1938. Starting in 1961, he worked in trade union organisations for 24 years, serving as chairman of the NVV Netherlands Federation of Trade Unions and –following the merger of the NVV with the NKV Dutch Federation of Catholic Trade Unions –the FNV Federation of Netherlands Trade Unions from 1973 to 1985. From 1979 to 1982 he was also chairman of the European Trade Union Confederation.

In 1986 he became a member of the Lower House of Parliament and parliamentary leader of the Partij van de Arbeid (Labour Party). At the end of 1989, Mr Kok was appointed as Minister of Finance and in August 1994 as Prime Minister, serving for two periods of government up to July 2002.

Mr Kok is currently, among other things, adviser to the European Commission on the consequences of expanding the European Union to include ten new members in 2004.

In addition, it will be proposed to the General Meeting of Shareholders that Mr A.G. Jacobs, retiring this year by rotation as a member of the Supervisory Board in accordance with the schedule set therefor, be reappointed as a member of that Board.

The Hague, February 6, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Petroleum Company

The Hague, 6 February 2003

President/Managing Director	General Attorney

(J. van der Veer)	(R. van der Vlist)